EXHIBIT 12.1

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                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
             FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1997 (a)
                            (in millions of dollars)


                                                                            Years Ended December 31,
                                                             ------------------------------------------------
                                                               1997       1996        1995      1994     1993
                                                               ----       ----        ----      ----     ----
Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-95...................     $3,514     $3,450     $1,201    $1,409    $1,392
Dividends from less than 50% owned companies
   more or (less) than equity in net income..............        (11)        (4)         1        (1)       (8)
Minority interest in net income..........................         68         72         54        44        17
Previously capitalized interest charged to
   income during the period..............................         25         27         33        29        33
                                                              ------     ------     ------    ------    ------
        Total earnings...................................      3,596      3,545      1,289     1,481     1,434
                                                              ------     ------     ------    ------    ------

Fixed charges:
   Items charged to income:
     Interest charges....................................        528        551        614       594       546
     Interest factor attributable to operating
          lease rentals..................................        112        129        110       118        91
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.......................         33         35         36        31         4
                                                              ------     ------     ------    ------    ------
        Total items charged to income....................        673        715        760       743       641

   Interest capitalized..................................         27         16         28        21        57
   Interest on ESOP debt guaranteed by Texaco Inc........          7         10         14        14        14
                                                              ------     ------     ------    ------    ------
        Total fixed charges..............................        707        741        802       778       712
                                                              ------     ------     ------    ------    ------

Earnings available for payment of fixed charges..........     $4,269     $4,260     $2,049    $2,224    $2,075
   (Total earnings + Total items charged to income)           ======     ======     ======    ======    ======


Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis...........................       6.04       5.75       2.55      2.86      2.91
                                                              ======     ======     ======    ======    ======




(a)  Excludes discontinued operations.

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